Filed by MidCap Financial Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: MidCap Financial Investment Corporation

Commission File No. 814-00646

File No. of Related Registration Statement: 333-275640

April 2024

Dear Fellow Stockholders,

We would like to begin by saying thank you for your interest in MidCap Financial Investment Corporation (“MFIC”, “the Company”, “our” or “we”).i It is our pleasure to present you with the 2023 Annual Report for MFIC.ii

We are pleased to report that 2023 was a very strong year for MFIC, in terms of both financial and stock performance. Our financial results for the year correspond to a return on equity based on net investment income of 11.7%iii, and a return on equity based on net income of 11.9%.iv Additionally, based on stock price appreciation and dividends, total stockholder return for the year was an impressive 35.5%, outperforming most of our peers as well as the S&P 500.v For context, the S&P 500 generated a total return of 26.3% in 2023. We believe it is clear from these results that we are reaping the rewards of our multi-year focus on building a well-diversified portfolio of true first lien middle market loans sourced by MidCap Financialvi, a leading middle-market lender managed by Apollo Global Management Inc. and its consolidated subsidiaries (“Apollo”), a high growth global alternative asset manager with approximately $651 billion of assets under managementvii, as of December 31, 2023.

As discussed in our prior annual letters, MFIC is very fortunate to be in a unique position to have access to loans sourced by MidCap Financial, a result of the strategic relationship between MidCap Financial and Apollo. Founded in 2008, MidCap Financial is a privately held leading middle market-focused specialty finance firm that provides senior debt solutions to companies across all industries through first lien secured loans and asset-based loans. MidCap Financial has one of the largest direct lending teams in the United States with approximately 300 employees.viii MidCap Financial has a long track record that includes closing on nearly $110 billion in lending commitmentsix since 2013x, including approximately $15 billion in 2023. This extensive origination history provides a very large dataset of middle market company financial information across all industries, which we believe makes MidCap Financial one of the most informed and experienced middle market lenders in the market. MFIC’s ability to invest in loans sourced by MidCap Financial is one of MFIC’s most significant competitive advantages, providing MFIC with a wide origination funnel which allows for investment selectivity.

Let us recap a few of MFIC’s key accomplishments in 2023:

•

We generated strong net investment income and grew net asset value per share in each quarter. For the year, we earned $1.78 of net investment income per share outpacing our annualized dividend of $1.52 by 17%. Net asset value (“NAV”) per share rose $0.31 or 2.1% from $15.10 as of December 31, 2022, to $15.41 as of December 31, 2023, driven primarily by earnings in excess of the dividend and a net gain on the portfolio.

•

We continued to improve the risk profile of our portfolio. Our investment activity continues to drive a positive shift in the composition of our portfolio. During the year we continued to deploy capital into first lien corporate loans and de-risk our portfolio by monetizing some of our second lien exposure and reducing our investment in Merx Aviation LLC (“Merx”), our aircraft leasing portfolio company. As of December 31, 2023, first lien corporate loans represented 96% of the total corporate lending portfolio, up from 94% as of December 31, 2022. During 2023, our investment in Merx was reduced by approximately 27%. As of December 31, 2023, Merx represented 8% of the total corporate lending portfolio, down from 11% as of December 31, 2022.

•

We made several enhancements to our liability structure. First, in April 2023, we extended the final maturity date of our Senior Secured Revolving Credit Facility (“Facility”) by over two years and slightly reduced the spread under the Facility.xi We believe the continued support of our large and diverse bank group demonstrates their confidence in our platform and strategy. Second, in November 2023, we successfully closed on MFIC’s inaugural Collateralized Loan Obligation (“CLO”) transaction, issuing $232 million in notes at an attractive all-in cost. The CLO transaction not only improved our liquidity position with long-term financing, but also diversified our funding sources. The CLO transaction serves as a good example of how MFIC benefits from its affiliation with both MidCap Financial and Apollo, leveraging their respective expertise in CLO management and structuring. Lastly, in December 2023, we priced $80 million of five-year unsecured debt, effectively pre-funding a portion of our debt maturing in 2025.

Review of Market Environment

In the first quarter of 2023, we saw heightened volatility in the financial markets due to uncertainty stemming from the regional banking crisis. However, as the year progressed, the overall risk sentiment improved, despite ongoing concerns about inflation, higher interest rates and fears about a recession. By the end of the year, concerns about a recession were diminishing and inflation was decelerating. Against this backdrop, activity during 2023 was slow, driven by lower M&A activity. Importantly, we still see financial sponsors, particularly those focused on the middle market, continuing to seek financing solutions in the private credit market. The Federal Reserve continued to raise interest rates to combat inflation in the first half of 2023.

A Review of MFIC’s Investment Activity, Portfolio, and Financial Results

In 2023, MFIC continued its strategic focus of investing in senior secured loans to middle market companies sourced by MidCap Financial. By the end of the year, 92% of MFIC’s total portfolio was invested in corporate lending and other assets, up from 89% at the end of 2022. We believe MFIC has one of the most conservatively positioned corporate lending portfolios among BDC’s. Despite elevated interest rates, MFIC’s corporate lending portfolio companies have demonstrated resilience and an ability to grow both revenue and earnings. This is evident through improvements in MFIC’s weighted average net leverage and weighted average attachment point in 2023. Specifically, the weighted average net leverage ratio for the corporate lending portfolio stood at 5.27x at the end of 2023, down from 5.49x at the end of 2022. Similarly, the weighted average attachment point stood at 0.1x at the end of 2023, down from 0.2x at the end of 2022.

As mentioned above, we are pleased to report that we made good progress reducing exposures outside of our core strategy thus improving the risk profile of our portfolio. MFIC reduced its exposure to second lien positions to approximately 2% of the total portfolio, at fair value, at the end of 2023. Additionally, Merx was able to monetize some of its aircraft exposure and MFIC was able to reduce its exposure in Merx to approximately 8% of its total portfolio, at fair value, compared to 11% at the end of 2022. We look forward to reporting continued progress in reducing our investment in Merx.

During 2023, MFIC made new investment commitments of $384 million to 59 different borrowers for an average new commitment of $6.5 million. Consistent with our investment strategy, all new debt commitments were first lien floating rate loans. Also, during the year, the Company exited approximately $449 million of investment commitments. Gross fundings in 2023 of $417 million were offset by sales and repayments of $504 million resulting in net repayments of $87 million. We ended 2023 with a $2.33 billion investment portfolio, at fair value, invested across 152 borrowers in 23 different industries.

MFIC’s financial results in 2023 benefitted from the positive impact of rising base rates on our floating rate assets. For the twelve months ended December 31, 2023, total investment income was $276.5 million, net investment income was $116.0 million, and net investment income per share was $1.78. Also, the Company’s net asset value per share was $15.41 as of December 31, 2023.

MFIC’s distribution philosophy seeks to provide stockholders with an attractive current yield while also retaining some earnings for NAV stability and growth. In 2023, MFIC’s Board of Directors maintained a quarterly distribution of $0.38 per share for a total annual distribution of $1.52 per share.

We ended 2023 with a solid balance sheet and liquidity position. As discussed above, we made several enhancements to our liability structure in 2023. We were also pleased that Kroll Bond Rating Agency re-affirmed our investment grade credit rating in June 2023.

Looking Ahead

By now, 2024 is well underway and we are looking forward to sharing our results with you as we continue to execute our strategy. As noted above, the direct lending market continues to be an important source of capital for middle market companies. Due to challenges in the banking industry, we think there could be a meaningful pull back in lending from the banking industry which could accelerate the growth of the direct lending market in 2024. We believe that MidCap Financial’s direct lending platform will continue to generate attractive investment opportunities for MFIC, and we are confident that we have put MFIC on the right path to generate stable and attractive returns for our stockholders.

Lastly, we are excited about our proposed mergers with Apollo Senior Floating Rating Fund Inc. (“AFT”) and Apollo Tactical Income Fund Inc. (“AIF”). We believe that the consummation of these mergers – which is subject to the receipt of certain stockholder approvals and the satisfaction of other customary closing conditions – will create a stronger combined company. We look forward to realizing the potential benefits of a larger combined company, including enhanced returns for all stockholders, greater scale, and enhanced portfolio diversification.

In closing, we thank you for your interest in MidCap Financial Investment Corporation.

Sincerely,

Howard T. Widra	Tanner Powell

Executive Chairman	Chief Executive Officer

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MFIC, a Maryland corporation, AFT, a Maryland corporation, and AIF, a Maryland corporation, and distribution projections; business prospects of MFIC, AFT and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT and AIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto (such agreement, the “AFT Merger Agreement”, and such mergers, the “AFT Mergers”), (ii) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto (such agreement, the “AIF Merger Agreement” and, together with the AFT Merger Agreement, the “Merger Agreements”, and such mergers, the “AIF Mergers” and, together with the AFT Mergers, the “Mergers”) on the expected timeline, or at all; (iii) the expected synergies and savings associated with the Mergers; (iv) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (v) the percentage of the stockholders of MFIC, AFT and AIF voting in favor of the applicable Proposals (as defined below); (vi) the possibility that competing offers or acquisition proposals will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (viii) risks related to diverting management’s attention from ongoing business operations; (ix) the combined company’s plans, expectations, objectives and intentions as a result of the Mergers; (x) any potential termination of one or both Merger Agreements; (xi) the future operating results and net investment income projections of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xii) the ability of Apollo Investment Management, L.P., a Delaware limited partnership and the investment adviser to MFIC (“AIM”), to implement AIM’s future plans with respect to the combined company; (xiii) the ability of AIM and its affiliates to attract and retain highly talented professionals; (xiv) the business prospects of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xv) the impact of the investments that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company expect to make; (xvi) the ability of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvii) the expected financings and investments and additional leverage that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xviii) the adequacy of the cash resources and working capital of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xix) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xxi) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT and AIF have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AFT and AIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AFT and/or AIF in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT, AIF or in any fund or other investment vehicle managed by Apollo or any of its affiliates.

Additional Information and Where to Find It

This communication relates to the proposed Mergers and certain related matters contemplated by the Merger Agreements (the “Proposals”). In connection with the Proposals, MFIC, AFT and AIF have filed with the SEC and mailed to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC has filed with the SEC a registration statement (Registration No. 333-275640) that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement each contain important information about MFIC, AFT, AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AFT AND AIF ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AFT AND AIF AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of AIM and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2024. AFT, AIF, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AFT and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

Endnotes

i On August 1, 2022, the Company changed its name from “Apollo Investment Corporation” to “MidCap Financial Investment Corporation”.

ii All references to 2023 or year refer to the calendar year ended December 31, 2023, unless otherwise specified.

iii Annual return on equity based on net investment income for 2023 calculated as net investment income for the fiscal year ended December 31, 2023, divided by average net assets. Average net assets based on five-point average (December 31, 2022, March 31, 2023, June 30, 2023, September 30, 2023, and December 31, 2023).

iv Annual return on equity based on net income for 2023 calculated as net increase in net assets resulting from operations for the fiscal year ended December 31, 2023, divided by average net assets. Average net assets based on five-point average (December 31, 2022, March 31, 2023, June 30, 2023, September 30, 2023, and December 31, 2023).

v Source: Bloomberg. Total shareholder return assumes dividend reinvestment.

vi MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation’s Investment Adviser. MidCap Financial is not obligated to take into account the Corporation’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. To learn more, please visit www.midcapfinancial.com.

vii “Assets Under Management”, or “AUM”, refers to the assets of the funds, partnerships and accounts to which Apollo provides investment management, advisory, or certain other investment-related services, including, without limitation, capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. AUM equals the sum of:

1.

The net asset value (“NAV”), plus used or available leverage and/or capital commitments, or gross assets plus capital commitments, of the yield and certain hybrid funds, partnerships and accounts for which we provide investment management or advisory services, other than certain collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”), and certain perpetual capital vehicles, which have a fee-generating basis other than the mark-to-market value of the underlying assets; for certain perpetual capital vehicles in yield, gross asset value plus available financing capacity;

2.

The fair value of the investments of equity and certain hybrid funds, partnerships and accounts Apollo manages or advise, plus the capital that such funds, partnerships and accounts are entitled to call from investors pursuant to capital commitments, plus portfolio level financings;

3.	The gross asset value associated with the reinsurance investments of the portfolio company assets Apollo manages or advises; and
4.

The fair value of any other assets that Apollo manages or advises for the funds, partnerships and accounts to which Apollo provides investment management, advisory, or certain other investment-related services, plus unused credit facilities, including capital commitments to such funds, partnerships and accounts for investments that may require pre-qualification or other conditions before investment plus any other capital commitments to such funds, partnerships and accounts available for investment that are not otherwise included in the clauses above.

Apollo’s AUM measure includes Assets Under Management for which Apollo charges either nominal or zero fees. Apollo’s AUM measure also includes assets for which Apollo does not have investment discretion, including certain assets for which Apollo earns only investment-related service fees, rather than management or advisory fees. Apollo’s definition of AUM is not based on any definition of Assets Under Management contained in its governing documents or in any management agreements of the funds Apollo manages. Apollo considers multiple factors for determining what should be included in its definition of AUM. Such factors include but are not limited to (1) Apollo’s ability to influence the investment decisions for existing and available assets; (2) Apollo’s ability to generate income from the underlying assets in funds it manages; and (3) the AUM measures that Apollo uses internally or believe are used by other investment managers. Given the differences in the investment strategies and structures among other alternative investment managers, Apollo’s calculation of AUM may differ from the calculations employed by other investment managers and, as a result, this measure may not be directly comparable to similar measures presented by other investment managers. Apollo’s calculation also differs from the manner in which its affiliates registered with the SEC report “Regulatory Assets Under Management” on Form ADV Part I and Form PF in various ways. Apollo uses AUM, Gross capital deployed and Dry powder as performance measurements of its investment activities, as well as to monitor fund size in relation to professional resource and infrastructure needs.

To learn more, please visit www.apollo.com.

viii As of December 31, 2023.

ix Through December 31, 2023.

x An entity managed by Apollo acquired MidCap Financial in 2013.

xi Lender commitments under the Facility will remain $1.705 billion until December 22, 2024, and will decrease to $1.550 billion thereafter.

xii Credit ratings are statements of opinions and are not statements of fact or recommendations to purchase, hold or sell securities. Apollo provides compensation directly to Kroll for its evaluation of the Fund. Credit ratings do not address the suitability of securities or the suitability of securities for investment purposes and should not be relied on as investment advice.